November 17, 2023

Via Edgar Transmission

Ms. Alexandra Barone/Mr. Matthew Derby

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Orangekloud Technology Inc. (the “Company”) Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted November 3, 2023 CIK No. 0001979407

Dear Ms. Barone/ Mr. Derby:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 7, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 4 to Draft Registration Statement on Form F-1

Dilution, page 31

1.	Please provide us with your calculation of net tangible book value as of June 30, 2023. In this regard, we are unable to recalculate the amounts.

Response: In response to the Staff’s comment, we have updated the net tangible book value as $306,871 on page 31 of the draft registration statement.

Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Foreign currency, page F-15

2.	We note that your convenience translation is based on the rate as of December 31, 2022. Please revise throughout the filing to apply the exchange rate as of the most recent balance sheet date included in the filing, June 30, 2023, or as of the most recent date practicable, if materially different. Refer to Rule 3-20 (b)(1) of Regulation S-X.

Response: We respectfully advise the Staff that we have assessed the fluctuation of translation rate for year ended December 31, 2022, six months ended June 30, 2023 and as of September 29, 2023 respectively. The table demonstrates that the fluctuations of exchange rates between periods are all under 2%, deemed immaterial. Hence, we maintain the translation rate from S$ to US$ as of and for the year ended December 31, 2022 of US$0.746 = S$1 as of December 31, 2022 is appropriate for presentation purpose. No representation is made that the SGD amounts could have been, or could be, converted, realized, or settled into US$ at that rate on December 31, 2022, June 30, 2023, or at any other rate.

We retrieved the source of exchange rate for presentation purpose from https://www.federalreserve.gov/releases/h10/hist/dat00_si.htm

	Audited consolidated financial statements – as of December 31, 2022	Unaudited consolidated financial statements – as of June 30, 2023	Commencement of review for unaudited consolidated financial statement – as of September 29, 2023
Translation rate of US$ to S$	0.7460	0.7395	0.7323

Fluctuation compared with translation rate as of June 30, 2023	-	0.9%	1.9%
Fluctuation compared with translation rate as of September 29, 2023	-	-	1.0%

Unaudited Consolidated Financial Statements

Note 15. Subsequent events, page F-47

3.	Revise to disclose the date through which the company has assessed all subsequent events.

Response: We respectfully advise the Staff that we have updated the date through which the company has assessed all subsequent events on page F-47 of unaudited consolidated financial statements.

General

4.	We note your response to prior comment 2; however, it is still unclear whether the Reorganization had an impact on the company’s shareholders. Please revise accordingly.

Response: We respectfully advise the staff that we have revised the disclosures on pages 6 and 48 regarding the Reorganization to note that “following the consummation of the Reorganization and as of the date of this prospectus, Goh Kian Hwa and Lung Lay Hua, who prior to the Reorganization held 48.43% and 48.95% respectively, of the shares and voting powers of MSC Consulting, now each holds 7,485,494 Class B Ordinary Shares, representing 37.43% of the total Ordinary Shares, or 48.38% of the voting power of the Company. Tan Kevin Patrick So, who prior to the Reorganization held 0% of MSC Consulting, now holds 600,000 Class A Ordinary Shares representing 3% of the total Ordinary Shares, or 0.39% of the voting power of the Company.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com